Morgan, Lewis & Bockius

19th Floor,

Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Direct: +852.3551.8500

Fax: +852.3006.4346

www.morganlewis.com

WRITER’S DIRECT LINE

+852.3551.8688

WRITER’S EMAIL

louise.liu@morganlewis.com

December 5, 2024

Confidential

Ms. Aamira Chaudhry

Ms. Theresa Brillant

Mr. Austin Stanton

Mr. David Gessert

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Dreamland Limited
Response to the Staff’s Comments on Draft Registration Statement on Form F-1 Submitted on October 18, 2024 CIK No. 0002041338

Dear Ms. Aamira Chaudhry, Ms. Theresa Brillant, Mr. Austin Stanton, and Mr. David Gessert:

On behalf of our client, Dreamland Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 14, 2024 on the Company’s draft registration statement on Form F-1 confidentially submitted on October 18, 2024. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Partners:	19th Floor	+852.3551.8500
	Edinburgh Tower, The	+852.3006.4346
Landmark

Edwin Luk, June Chan, Connie Cheung, Keith Cheung*#, William Ho, David Liao, Charles Mo, Billy Wong and Yan Zeng	15 Queen’s Road Central Hong Kong

Registered Foreign Lawyers:

Eli Gao (New York), Maurice Hoo (California), Alice Huang (California), Mathew Lewis (New York), Louise Liu (New York), Vivien Yu (New South Wales), and Ning Zhang (New York)

*China-Appointed Attesting Officer #Notary Public of Hong Kong

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Cover Page

1.	We note your disclosure at the top of page 134 that the underwriter may engage in over-allotment sales. Please revise to disclose the arrangement you have with the underwriter to purchase additional shares in connection with the offering and state the amount of additional shares that the underwriter may purchase under the arrangement. Refer to Item 501(b)(2) of Regulation S-K for guidance.

In response to the Staff’s comment, the Company has revised the disclosure on page 134 of the Revised Draft Registration Statement to reflect that there is no over-allotment option in connection with the proposed offering.

2.	Please revise to provide a definition of “China or the PRC” that includes Hong Kong and Macau. In this regard, we note you refer to “PRC or HK-based issuers,” at the top of page 34. The definition may clarify that the only time that “China or the PRC” does not include Hong Kong or Macau is when you are referencing specific laws and regulations adopted by the PRC. If it does, please revise your disclosure to discuss any commensurate laws or regulations in Hong Kong, if applicable, and any risks and consequences to the company associated with those laws and regulations.

In response to the Staff’s comment, the Company has revised the disclosure on cover page and page 34 of the Revised Draft Registration Statement. Our definition clarifies that People’s Republic of China includes Hong Kong Special Administrative Region and Macao Special Administrative Region, except references to specific laws or regulations in the People’s Republic of China within this Registration Statement shall exclude Hong Kong Special Administrative Region and Macao Special Administrative Region. There are no applicable commensurate laws or regulations in Hong Kong and any risks and consequences to the company associated with those laws and regulations.

3.	Please disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Revised Draft Registration Statement.

4.	We note your disclosure that you will be a controlled company. Please expand to disclose Ms. Seto’s aggregate voting power upon completion of the offering. Please make corresponding changes to the risk factor on page 46.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on page 12, 46, 66 of the Revised Draft Registration Statement.

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5.	Refer to the tabular disclosure of the offering price of the securities being registered. Given that you use the low-end of the price range set forth on the cover page as the basis for your estimates of the total offering price here and throughout your prospectus, please tell us how you determined the price range you selected is a bona fide estimate of the range of the maximum offering price. Refer to Instruction 1 to Item 501(b)(3) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on the cover page and pages 15, 53, 54, and 56 of the Revised Draft Registration Statement.

About This Prospectus, page 1

6.	Your statements in the final paragraph of this section regarding the accuracy and completeness of the facts, statistics, and other industry and market data, and that investors are cautioned not to place undue weight or reliance on such information, appear to imply a disclaimer of responsibility with respect to such information. Please either revise these statements as appropriate or specifically state that you are liable for the data presented in your prospectus.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Revised Draft Registration Statement.

Prospectus Summary

Corporate Structure, page 6

7.	Please provide a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted.

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Revised Draft Registration Statement.

Holding Foreign Companies Accountable Act, page 9

8.	Please update your disclosure in this section to reflect that, in December 2022, Congress amended the HFCAA.

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Revised Draft Registration Statement.

Recent Regulatory Developments in the PRC, page 9

9.	We note your disclosure in the second paragraph on page 11 that you have been advised by your PRC legal counsel that you do not need permission or approval from the Chinese government to operate your business or offer your ordinary shares to investors. Please file counsel’s consent to the use of its name in this section of your prospectus.

In response to the Staff’s comment, the Company has filed the consent of Guangdong Wesley Law Firm, the Company’s counsel as to PRC law, as exhibit 23.4.

Risk Factors

Our business may be subject to seasonal effects, which may adversely affect our liquidity and results of operations in certain seasons..., page 31

10.	Please expand your disclosure to identify when during the year the festive seasons you refer to occur.

In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Revised Draft Registration Statement.

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Through long arm provisions under the current PRC laws and regulations, the PRC government may exercise significant oversight..., page 33

11.	Please revise to explicitly state that, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosure on pages 34 of the Revised Draft Registration Statement.

Business

Experience events, page 76

12.	We note that in order to secure certain event management contracts from an event organizer, you provided such event organizer with 20% to 30% of the capital required to secure IP licenses from three IP owners for experience events in six to eight territories for a term of two to three years. Please tell us and revise to disclose how you accounted for these payments and quantify the amounts.

The amounts of capital contribution for acquisition of IP licenses were individually negotiated with each of the three event organizers and the agreed amounts are specifically set forth in the three funding agreements, which were signed between us and the relevant event organizer on September 30, 2023. Each funding agreement specified the estimated funding required by the event organizer to secure an IP license and our fixed committed amount to such funding. However, two of these funding agreements were terminated on January 1, 2024, before any amount of capital contributions was due. As of the date of this letter, no payment has yet been made by the Company for its capital contributions under the only remaining funding agreement, which provides that the first instalment payment is due on or before January 10, 2025. As such, no payments were not accounted for in the Company’s financial statements for the year ended March 31, 2024, as no payments have been made.

In respect of the other two funding agreements, we renegotiated their terms with the relevant event organizers before any capital contributions were due, and those funding agreements have since been replaced by two collaboration agreements. These collaboration agreements effectively give us the rights to “organize” the relevant experience event in the territory(ies) which we have chosen by paying the event organizer a fixed equipment rental fee and agreed percentages of our different income from the experience event (including sales of ticket, merchandise, food & beverage and sponsorship). In light of the fact that no such payments were ever made under the funding agreements due to the change in structure to that of a collaboration, these payments were not accounted for in the Company’s financial statements for the year ended March 31, 2024.

Please see our revisions to pages 20, 69 and 76 of the of the Revised Draft Registration Statement for clarifications.

Management

Summary Compensation Table, page 104

13.	Please expand your summary compensation table to include a column representing the total aggregate amount of compensation paid to your directors and key employees during the time periods represented.

In response to the Staff’s comment, the Company has revised the disclosure on page 104 of the Revised Draft Registration Statement.

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Employment Agreements, page 105

14.	For each employment agreement described, please revise to disclose the amount of consideration to be paid by you to the respective party. Refer to Item 10.C. of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 105 of the Revised Draft Registration Statement.

Selling Shareholders, page 109

15.	Please disclose the address of Fuji Holdings.

In response to the Staff’s comment, the Company has revised the disclosure on page 109 of the Revised Draft Registration Statement.

Related Party Transactions, page 110

16.	Please expand to address the following:

●	Regarding the amount due from Ms. Seto, describe the nature of the transaction. Additionally, disclose the largest amount outstanding during the period covered and, if the note has not been repaid, the amount outstanding as of the latest practicable date;
●	Regarding the proceeds from and payments to a shareholder, identify the shareholder(s) and describe the nature of the transaction(s). Additionally, disclose the largest amount outstanding during the period covered and the amount outstanding as of the latest practicable date for each transaction;
●	Regarding the revenues received from the three entities under common control, describe the nature and extent of the transactions; and
●	Regarding the loan from Ms. Seto, disclose the largest amount outstanding during the period covered and the amount outstanding as of the latest practicable date.

In response to the Staff’s comment, the Company has revised the disclosure on page 110 of the Revised Draft Registration Statement.

Enforceability of Civil Liabilities, page 129

17.	Please file the consent of each counsel referenced to the use of its name in this section of your prospectus.

In response to the Staff’s comment, the Company has filed the consent of Conyers Dill & Pearman, the Company’s counsel as to Cayman Islands law, as exhibit 23.2, and the consent of Robertsons, the Company’s counsel as to Hong Kong law, as exhibit 23.3, along with the consent of Guangdong Wesley Law Firm, the Company’s counsel as to PRC law, as exhibit 23.4.

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Index to Combined Financial Statements

Note 1. Business Overview and Basis of Presentation, page F-7

18.	We note that the financial statements of the Company and its subsidiaries are presented on a combined basis for all periods to which such entities were under common control. As the financial statement include the Company or the Parent, please tell us your consideration of presenting consolidated financial statements.

In responses to the Staff’s comment, the Company provides the following clarification:

Consolidated financial statements for a group of entities under a control of a parent will be applied normally. However, as of the latest practicable date, the Company has not controlled the group of entities because the reorganization has not been completed. Based on IFRS 10 - Consolidated Financial Statements paragraph 7: “Thus, an investor controls an investee if and only if the investor has all the following:

(a)	power over the investee;

(b)	exposure, or rights, to variable returns from its involvement with the investee; and

(c)	the ability to use its power over the investee to affect the amount of the investor’s returns.”

Prior to the reorganization of the Company, pursuant to which Ms. Seto and Ms. Yip will transfer their entire shareholding interest in Trendic to the Company, parts (a)-(c) of IFRS 10 are not met, and therefore, the Company cannot present its financial statements on a consolidated basis. Since the Company cannot present its financial statements on a consolidated basis, it has presented its financial statements on a combined basis. Once the reorganization is complete, the Company’s financial statements will be presented on a consolidated basis.

Note 13. Dividend, page F-22

19.	We note you declared and paid a dividend of HK$5,500,000 to shareholders. You further state that the respective dividend was offset the amount due from a shareholder during the year ended March 31, 2024. Please further clarify what this means and tell us how you accounted for the dividend.

In responses to the Staff’s comment, the Company provides the following clarification:

For the year ended March 31, 2024, Trendic declared a dividend of HK$5,500,000 (approximately US$706,000) to shareholders registered as of March 30, 2024. This amount was supposedly recorded as ‘dividend payable to shareholders’ at the time the dividend was declared. At the time of settlement of dividend, as agreed by the shareholders entitled the dividend, the dividend was effectively offsetting/settling the amount due from the shareholder with dividend payable to shareholders, rather than paying in cash. As of the latest practicable date, the outstanding amount due from the shareholder has been fully settled.

Part II - Information Not Required in Prospectus

Item 7. Recent Sales of Unregistered Securities, page II-1

20.	Please revise to address the following:

●	Disclose the aggregate offering price for each sale. If the securities were sold for other than cash, state the nature of the transaction and the nature and aggregate amount of consideration received by you; and

●	For each sale, indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. In this regard, we note that you state each sale was exempt from registration under the Securities Act pursuant to Section 4(a)(2) or in reliance on Regulation S (emphasis added).

In response to the Staff’s comment, the Company has revised the disclosure on page II-1 of the Revised Draft Registration Statement.

Exhibit Index

Exhibit No. 10.2 - Form of Employment Agreement between the Registrant and executive officers of the Registrant, page II-3

21.	Please expand to file separately each employment agreement between you and your officers. In this regard, we note your disclosure on page 105 under Employment Agreements.

In response to the Staff’s comment, the Company has revised the exhibit index on page II-3 of the Revised Draft Registration Statement.

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If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852.3551.8688 or via e-mail at louise.liu@morganlewis.com.

Very truly yours

By:	/s/ Louise L. Liu
Louise L. Liu
Partner

cc:	Seto Wai Yue, Chief Executive Officer and Director, Dreamland Limited
W. David Mannheim, Nelson Mullins Riley & Scarborough LLP